[redacted]

09055703

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-39210~~ 8-65957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westlake Securities, L.L.C. (formerly Capital Network Securities, L.L.C.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Via Fortuna, Suite 250
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Klingelberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westlake Securities, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE B. KINDRED
Notary Public
State of Texas
My Commission Expires
October 12, 2009

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTLAKE SECURITIES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

WESTLAKE SECURITIES, L.L.C.

CONTENTS

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Westlake Securities, L.L.C.

We have audited the accompanying statement of financial condition of Westlake Securities, L.L.C., as of December 31, 2008, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westlake Securities, L.L.C., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

WESTLAKE SECURITIES, L.L.C.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 216,600
Deposit with clearing broker	100,023
Due from clearing broker	73,159
Prepaid expenses	33,087
Consulting/advisory fees receivable, less allowance for bad debt of $25,942	82,519
Investment in non-marketable securities	402
Other assets	5,290
	$ 511,081

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 41,964
Customer overpayments	170,000
	211,964
Member's equity	
Total member's equity	299,117
	$ 511,081

The accompanying notes are an integral part of these financial statements.

WESTLAKE SECURITIES, L.L.C.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Placement agent fees	$ 258,750
M&A advisory fees	2,473,090
Valuation services	500,500
Commissions	312,979
Other income	4,610
	3,549,929
Expenses	
Compensation and benefits	2,486,328
Communications	62,550
Clearing costs	35,005
Interest expense	11,955
Professional fees	35,389
Occupancy and equipment costs	147,402
Regulatory fees and expenses	24,779
Bad debt expense	25,942
Promotion	3,045
Other expenses	698,530
	3,530,925
Income before income taxes	19,004
State income tax expense	20,008
Net Loss	$ (1,004)

The accompanying notes are an integral part of these financial statements.

WESTLAKE SECURITIES, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Balance at December 31, 2007	$ 300,120
Net loss	(1,004)
Balance at December 31, 2008	$ 299,117

The accompanying notes are an integral part of these financial statements.

WESTLAKE SECURITIES, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

Balance, at December 31, 2007	$ --
Increases	--
Decreases	--
Balance, at December 31, 2008	$ --

The accompanying notes are an integral part of these financial statements.

WESTLAKE SECURITIES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (1,004)
Change in assets and liabilities:	
Increase in deposit with clearing broker	(100,023)
Increase in due from clearing broker	(73,159)
Decrease in prepaid expenses	32,184
Increase in consulting/advisory fees receivable - net	(32,314)
Increase in other assets	(4,555)
Increase in accounts payable and accrued expenses	40,172
Increase in customer overpayments	170,000
Net cash provided (used) by operating activities	31,301
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase in cash	31,301
Cash at beginning of year	185,299
Cash at end of year	$ 216,600

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 11,955
Income taxes	$ 13,962

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Westlake Securities, L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Limited Liability Company organized on March 20, 2003 and the duration of the Company is perpetual. The Company's sole member is Westlake Group, L.L.C. (the "Parent").

Placement agent revenues include or will include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Valuation services revenues include or will include fees earned from providing advice as it relates to the valuation of enterprises, or the debt, or equity assets or securities thereof, as well as opinions as to the fairness of transactions relating to debt and/or equity securities. Valuation revenues are recognized upon completion of service. M&A advisory revenues include or will include fees earned from providing merger and acquisition or general advisory services.

Placement agent fees are recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the placement transaction is completed and the income is reasonably determinable. Revenue from M&A advisory services is recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the transaction is completed and the income is reasonably determinable. All other income is recognized upon completion of service. Security transactions, commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

The Company is disregarded as a separate entity for Federal income tax purposes. Accordingly, the Company's net income or loss is passed through to its sole member and reported on the member's tax return. Therefore, there is no federal income tax reflected in these financial statements. However, there is a state income tax under the margin tax in the state of Texas.

Note 1 - Summary of Significant Accounting Policies, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain contingencies found in SFAS No. 5 *Accounting for Contingencies*.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company effective October 31, 2008 elected to increase their net capital requirement from $5,000 to $50,000. At December 31, 2008, the Company had net capital of approximately $177,819. The Company's ratio of aggregate indebtedness to net capital was 1.19 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 2 - Net Capital Requirements, continued

Capital distributions to its member can be made under a capital distribution policy approved by the member. Periodic distributions approved by the members may be made to enable the member to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

Salaries and commissions, rent, and other overhead expenses are paid by the Parent and reimbursed by the Company. Such expenses aggregated $2,406,404 in 2008. The Company also has pre-paid overhead expenses to the Parent in the amount of $31,819 as of December 31, 2008.

The Company paid management fees to the Parent in the amount of $550,000 during 2008.

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Concentrations

Thirty three percent of the Company's revenue was derived from financial advisory services with one customer.

The Company maintains cash balances that may at various times exceed federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

WESTLAKE SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 299,117
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		299,117
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 33,087	
Consulting fees receivable	82,519	
Non-marketable securities	402	
Unsecured receivables	5,290	(121,298)
Net capital before haircuts on securities positions		177,819
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		--
Net capital		$ 177,819

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 211,964
Total aggregate indebtedness	$ 211,964

Schedule I (continued)

WESTLAKE SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 14,132
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 127,819
Excess net capital at 1000%	$ 156,623
Ratio: Aggregate indebtedness to net capital	1.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WESTLAKE SECURITIES, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Westlake Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Westlake Securities, L.L.C. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009